IMMERSE SUBMARINE PILOTING, LLC
TERMS FOR PRIVATE PLACEMENT OF
UNITS OF PREFERRED LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS

The following is a summary of the principal terms with respect to the proposed Preferred Units (defined hereinafter) financing of Immerse Submarine Piloting, LLC, a Florida limited liability company (the "***Company***"). Except for the section entitled "Non-binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

The company's units are comprised of preferred membership interest units (*preferred units* - the units in this offering) and common membership interest units (*common units*). The company is issuing 30 percent or $1.8M of the company's total $6M pre-money valuation in *preferred units*. Of this 30 percent ($1.8M), 17.8 percent of the company or $1,070,000 is being issued in this Regulation Crowdfunding offering.

The remaining 70 percent or $4.2M of the company's pre-money valuation are *common units* held by the company, composed of 4,200 *common units* valued at $1,000 each.

Offering Terms

Securities to Issue:	Units of a new series of 10% annual participating cumulative nonconvertible nonvoting non-compounding preferred limited liability company membership interests of the Company, with a 1.0x liquidation right ahead of common units (the "***Preferred Units***").
Maximum Offering Amount:	$1,070,000 (4,280 Preferred Units)
Minimum Investment Amount:	$250 for both Regulation Crowdfunding Investors and Reg D Purchasers. Minimum investment amount requirement may be waived in the Company's sole discretion from time to time.
Offering Exemption:	The offering will be structured as a transaction exempt from the registration requirements of the 1933 Act and the regulations promulgated thereunder under Rule 506(c) of Section 4(a)(2) ("Reg D") or 17 CFR Section 227.100 et seq. ("Regulation Crowdfunding"), and applicable state securities laws.
Purchasers:	Non-Accredited investors and Accredited investors approved by the Company in the Regulation Crowdfunding Offering, and only Accredited investors in the Reg D offering (the "***Purchasers***").
Price Per Unit:	$250 per unit (based on a pre-money valuation of $6,000,000)
Liquidation Preference:	Upon liquidation, holders of Preferred Units will have priority on liquidation proceeds over holders of common membership interests to the extent that holders of Preferred Units shall have their contributed capital, including unpaid distributions on their Preferred Units, be returned first. Balance of proceeds will then be paid to holders of common membership interests. A merger, reorganization or similar transaction will be treated as a liquidation.
Preferred Return	10% cumulative per annum

Distribution:	The Company shall make distributions of Cash Flow (defined hereinafter) at such times and in such amounts as the managing member shall determine. All distributions shall be made among the members in accordance with the following manner: First, to the Preferred Unit holders, pro rata in accordance with their percentage interests, until each of them shall have received, an aggregate amount equal to 10% preferred return with respect to their investments; Second, 30% to the Preferred Unit holders, to be allocated among them pro rata in accordance with their percentage interests, and 70% to the Common Unit holders, to be allocated among them pro rata in accordance with their percentage interests. " *"Cash Flow" shall mean (i) all cash receipts of the Company less (ii) all cash disbursements of the Company, including but not limited to to pay off debts and expenses of the Company, to retain a minimum of 20% of the profits as retained earnings for ongoing business liquidity and business investments, to pay to the CEO an amount of 5% of the total revenue as Management Fee.*
Voting Rights:	Preferred Units do not have any voting rights.
Financial Information:	Purchasers will have standard information rights in accordance with 17 CFR 227.201 et seq.; however, if the Issuer ultimately only conducts a Reg D offering, then the Issuer may modify the information to Purchasers privately, require confidentiality of such information, and not be held to audit requirements.
Management and Advisors:	Keith Crossland currently serves as the CEO of the Company. The Company intends to employ more key employees once it starts its operations. Erik Hassleman, Commercial Director of U-Boat Worx, and Alexis Vincent, Founder of Dive Butler, are currently serving as our expert advisors.
Estimated Use of Proceeds:	The Company intends to use part of the net proceeds from this offering to purchase equipment for operation, and the remaining net proceeds as working capital.
Management Fee:	5% of the total revenue of the Company before any distributions will be paid to the CEO as management fee.

Business Plan:	The Company intends to purchase a submersible and then lease its equipment (submersible, support boats, and drones) to Dive Butler International, who is a luxury dive operator that has exclusive contracts with resorts to provide them scuba diving and other water sports services. The cooperation with Dive Butler International is under negotiation as of the date of this Term Sheet. If the partnership is formed, we expect to provide recreational dives exclusively to guests of the Fari Islands resorts (which consist of The Ritz Carlton Maldives, Patina Maldives, both scheduled to open in the second quarter of 2021, and a third resort to be confirmed at a later date). We also expect to develop business partnership with several other resorts in Maldives in the future.
Non-binding Terms:	Other than with respect to the section entitled "No binding Terms," which shall be binding on the parties hereto to the extent set forth herein, this Term Sheet is not a binding agreement and does not represent an offer or commitment of any nature from any of the parties hereto or their respective affiliated entities to engage in negotiations regarding, or to enter in any contract or agreement effecting, the transactions contemplated herein. Other than specified above, this term sheet does not impose any liability on any party hereto if the transactions contemplated herein are not consummated. The terms and conditions of this Term Sheet are subject in all respects to the future diligence and agreement of the parties.

[Non-Binding Term Sheet]